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                                                               Exhibit FS-4




                                       AYE and DQE
                          UNAUDITED PRO FORMA COMBINED INCOME STATEMENT For the twelve months ended September 30, 1997
                                   (in thousands of $)


                                                    AYE            DQE
                                                Reclassified   Reclassified  Pro Forma        Adjusted
                                                  Balance        Balance     Adjustments*      Total

    Operating Revenues
        Sales of Electricity:
        Residential                                 890,463        396,998        (873)(1)    1,286,588
        Commercial                                  488,704        478,730      (1,684)(1)      965,750
        Industrial                                  744,817        190,682      (1,164)(1)      934,335
        Wholesale and other                          71,721            816                       72,537
        Bulk power transactions, net                 78,015         33,883                      111,898
                  Total Sales of Electricity      2,273,720      1,101,109      (3,721)       3,371,108
        Other                                        54,954         86,612        -             141,566
                  Total Operating Revenues        2,328,674      1,187,721      (3,721)       3,512,674
    Operating Expenses
        Fuel and purchased power                    740,573        223,139        -             963,712
        Other operating                             326,131        300,710        -             626,841
        Maintenance                                 246,770         80,993      (1,334)(2)      326,545
                                                                                   116 (3)
        Deferred power costs, net                   (10,740)       (20,293)       -             (31,033)
        Depreciation and amortization               271,232        231,528        -             502,760
        Taxes other than income                     186,605         82,573        -             269,178
                  Total Operating Expenses        1,760,571        898,650      (1,218)       2,658,003

                Operating Income                    568,103        289,071      (2,503)         854,671

        Other income, net                            30,828        109,952        -             140,780
        Interest and other charges                  193,061        116,006        -             309,067
                 Income before income taxes         405,870        283,017      (2,503)         686,384
        Income taxes                                153,172         92,028       1,544 (1)      247,252
                                                                                   554 (2)
                                                                                   (46)(3)
                  Net Income                        252,698        190,989      (4,555)         439,132



    *Adjustments:
    1. Represents the effect of recording unbilled revenue by DQE. AYE changed its method of accounting for unbilled revenue in 1994.
    2. Represents the effect of accruing for nuclear refueling outages by DQE during the periods leading up to the outage.
    3. Represents the effect of accruing for major turbine-generator inspection outages by AYE during the periods leading up to the outage. AYE, historically, has recorded such cost as incurred.